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                                                                    EXHIBIT 99.1



Mr. Keneath Chen                             Dan Matsui/Eugene Heller
Capital Operation Department                 Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.          1100 Glendon Avenue PH-1
Huizhou, Guangdong, P.R.C.                   Los Angeles, CA 90024-3503
http://www.qiaoxing.com                      Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn             Fax: (310) 208-0931
Tel: (011) 86-752-2820268                    E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2820260

                          QIAO XING UNIVERSAL TELEPHONE
                     OFFERS NEW VIBRATION-ENHANCED TELEPHONE

HUIZHOU, CHINA (April 11, 2001) - Qiao Xing Universal Telephone, Inc. (Nasdaq
NM: XING) today announced a new model telephone offering an enhanced vibration feature to assist users with hearing deficiencies.

In addition to the normal sound-emitting speaker in the handset, a special vibrating unit in the speaker also transmits the same sounds through vibration. This enhanced "sound" can be "heard" by pressing the speaker portion of the handset, or earpiece, closely against the side of the head around the ear. Even in noisy surroundings, the Company claims, excellent sound quality can be achieved.

The Company plans to upgrade selected current models with the vibration feature while making it available as an option for other models. The Company may also utilize this technology in other communications devices, currently under consideration for production, such as walkie-talkies and hearing aids.

Mr. Rui Lin Wu, chairman of Qiao Xing Universal, commented: "Our new vibration-enhanced telephone, including our upgraded models, provides an important hearing alternative, especially for those with congenital or postnatal hearing deficiencies. In China alone, approximately 20 million people are reported to have various hearing problems. We feel this is an attractive market for such a product.

"Qiao Xing is the first Chinese company to offer this helpful function, and, furthermore, we believe our new telephone is the only one of its kind in the Chinese market," Wu added. "New product development is an important Company strategy to diversify product lines and revenue sources, and new models offering special functions typically generate higher profit margins than standard models. New products also offer the potential of contributing to longer-term sales growth."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This press release contains forward-looking statements regarding technological conditions, potential business opportunities and future activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, technological change, and domestic and global general economic conditions.

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